UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
49003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kendrick Pierce & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 West Bay Street, Suite 300
(No. and Street)

Tampa (City) Florida (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell L. Hunt (813) 254-4602
(Area Code-Telephone No.)

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

SD 3/13/08

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Kendrick Pierce & Company Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Kendrick Pierce & Company Securities, Inc., as of December 31, 2007, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kendrick Pierce & Company Securities, Inc.

Russell L. Hunt, President

Sworn to and subscribed before me this
27th day of February, 2008.

(Signature of Notary Public)

LISA E. DELLA BELLA
MY COMMISSION # DD 638220
EXPIRES: June 2, 2011
Bonded Thru Notary Public Underwriters

Personally known: ✓

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Loss.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholders' Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Kendrick Pierce & Company Securities, Inc.
Tampa, Florida:

We have audited the accompanying statement of financial condition of Kendrick Pierce & Company Securities, Inc. (the "Company") at December 31, 2007, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hacker, Johnson + Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 18, 2008

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash	$ 9,910
Certificate of deposit	7,606
Receivable from clearing organization	15,249
Securities owned, at market value	171,603
Prepaid management fees, paid to parent	270,000
Other assets	13
Total	$ 474,381

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	2,691
Contingencies and Economic Dependence (Notes 5 and 7)	
Stockholder's equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	298,008
Retained earnings	173,672
Total stockholder's equity	471,690
Total liabilities and stockholder's equity	$ 474,381

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Loss

Year Ended December 31, 2007

Revenues:	
Investment banking	$ 487,428
Commissions	23,840
Financial advisory income	50,000
Other income	36,735
Total revenue	598,003
Expenses:	
Compensation	182,965
Regulatory fees	18,640
Clearing fees	12,954
Management fees paid to parent	440,000
Professional fees	14,812
Other	32,412
Total expenses	701,783
Net loss	$(103,780)

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2006	1,000	$ 10	248,008	387,452	635,470
Net loss	-	-	-	(103,780)	(103,780)
Capital contribution	-	-	50,000	-	50,000
Dividends	-	-	-	(110,000)	(110,000)
Balance at December 31, 2007	1,000	$ 10	298,008	173,672	471,690

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$(103,780)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in securities owned, net	100,015
Increase in prepaid management fees, paid to parent	(40,000)
Increase in receivable from clearing organizations	(15,249)
Increase in other assets and certificate of deposit	(362)
Increase in accounts payable	2,691
Net cash used in operating activities	(56,685)
Cash flows from financing activities:	
Dividends paid	(110,000)
Capital contribution	50,000
Net cash used in financing activities	(60,000)
Net decrease in cash	(116,685)
Cash at beginning of year	126,595
Cash at end of year	$ 9,910

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business. Kendrick Pierce & Company Securities, Inc. (the "Company"), a Florida corporation, is a wholly-owned subsidiary of Kendrick Pierce & Company, Inc. ("Parent"). The Company is a securities broker/dealer and provides investment banking, financial advisory services and merger and acquisition advisory services.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Securities Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition. The Company recognizes revenue from investment banking and investment advisory services upon completion of the related transactions.

Income Taxes. The Parent's shareholders have elected for it to be treated as an S-Corporation and have elected for the Company to be treated as a qualified Subchapter S subsidiary. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(continued)

(3) Securities Owned

Marketable securities owned consist of investment securities at market values, as follows:

	Owned
Equities	$ 152,070
Money markets	19,533
Total securities owned	$ 171,603

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2007 the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $150,251 and the Company had $2,691 of aggregate indebtedness at December 31, 2007.

(5) Economic Dependence

During the year ended December 31, 2007, the Company derived revenues related to the sale of securities from one customer aggregating 90% of total revenues.

(6) Related Party Transactions

During the year ending December 31, 2007, the Parent provided the Company with administrative services such as payroll, facility rent, and certain professional services. In addition, the Company has prepaid $270,000 for future services. The Company expects to realize the benefit of the prepaid management fees through July of 2008.

(7) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

NET CAPITAL

Total stockholder's equity		$ 471,690
Deductions and/or changes:		
Receivables	$ -	
Prepaid management fees	(270,000)	201,690
Net capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Trading and investment securities:		
Blockage	(16,075)	
Other securities	(27,136)	
Undue concentration	(4,212)	(47,423)
Net capital		$ 154,267

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 1,113
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 54,267

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition -	
Other accounts payable, accrued expenses and demand note payable	2,691
Total A.I. Liabilities from Statement of Financial Condition	2,691
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 2,691
Ratio aggregate indebtedness to net capital	.02

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in amended Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 18, 2008

Kendrick Pierce & Company Securities, Inc.
Tampa, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Kendrick Pierce & Company Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson + Smith PA

END